MACATAWA BANK CORPORATION
BOARD OF DIRECTORS RESOLUTION

RESOLVED, that Sections 2.1 through 2.4 of the Bylaws of Macatawa Bank Corporation be amended to state as follows:

ARTICLE II
CAPITAL SHARES

        2.1       Share Certificates. All certificates representing shares of the corporation shall be in such form as is approved by the Board of Directors. Shares may also be issued in book-entry form. Certificates shall be signed in the name of the corporation by the Chairperson of the Board of Directors, the President, or a Vice President, and also may be signed by another officer of the corporation, and shall be sealed with the seal of the corporation, if one is adopted. If an officer who has signed a certificate ceases to be such officer before the certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer at the date of issue.

        2.2       Replacement of Lost or Destroyed Certificates. If a share certificate is lost or destroyed, no new certificate shall be issued in place thereof until the corporation has received such assurances, representations, warranties, or guarantees from the registered holder as the Board of Directors, in its sole discretion, deems advisable and until the corporation receives such indemnification against any claim that may be made on account of the lost or destroyed certificate, or the issuance of any new certificate in place thereof, including an indemnity bond in such amount and with such sureties, if any, as the Board of Directors, in its sole discretion, deems advisable. Any new certificate issued in place of any lost or destroyed certificate shall be plainly marked “duplicate” upon its face.

        2.3       Transfer of Shares; Shareholder Records. Capital shares of the corporation shall be transferable only upon the books of the corporation. For shares represented by certificates, the old certificates shall be surrendered to the corporation by delivery to the person in charge of the transfer books of the corporation, or to such other person as the Board of Directors may designate, properly endorsed for transfer and the old certificates shall be cancelled before a new certificate is issued. The corporation shall keep records containing the names and addresses of all shareholders, the number, class, and series of shares held by each, and the date when they respectively became holders of record thereof at its registered office. The corporation shall be entitled to treat the person in whose name any share, right, or option is registered as the owner thereof for all purposes, including voting and dividends, and shall not be bound to recognize any equitable or other claim, regardless of any notice thereof, except as may be specifically required by the laws of the State of Michigan.

        2.4       Rules Governing Share Issue, Transfer and Registration. The Board of Directors shall have the power and authority to make such rules and regulations as they may deem expedient concerning the issue, transfer, and registration of shares of stock. The corporation may issue some or all shares without certificates.